August 22, 2019

Vipin K. Garg
Chief Executive Officer
Altimmune, Inc.
910 Clopper Road, Suite 201S
Gaithersburg, Maryland, 20878

       Re: Altimmune, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed August 9, 2019
           File No. 001-32587

Dear Dr. Garg:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance
cc:    Joseph C. Theis, Jr. - Goodwin Procter LLP